UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

COMMERCEHUB, INC.

(Name of Issuer)

Series A common stock, par value $0.01 per share; and

Series B common stock, par value $0.01 per share

(Title of Class of Securities)

Series A common stock (CHUBA): 20084V108; and

Series B common stock (CHUBB): 20084V207

(CUSIP Number)

John C. Malone

c/o Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

(1)	Names of Reporting Persons John C. Malone

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power Series A common stock: 101,164 (2) Series B common stock: 659,081 (3)

	(8)	Shared Voting Power Series B common stock: 11,113 (4)

	(9)	Sole Dispositive Power Series A common stock: 101,164 (2) Series B common stock: 659,081 (3)

	(10)	Shared Dispositive Power Series B common stock: 11,113 (4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person Series A common stock: 101,164 (2) Series B common stock: 670,194 (5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) Series A common stock: 0.7% (6)(7) Series B common stock: 94.7% (6)(7)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Voting Agreement, dated as of March 5, 2018 (the “Voting Agreement”), by and among Malone CHUB 2017 Charitable Remainder Unitrust (with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust) (the “Malone Trust), Great Dane Parent, LLC (“Parent”) and, solely with respect to certain provisions of the Voting Agreement, the Issuer, contains provisions relating to, among other things, the voting and disposition of shares of Series A common stock and Series B common stock owned by the Malone Trust.  Mr. Malone expressly disclaims the existence of, and membership in, a group with Parent.

(2) All shares are held by the Malone Trust.

(3) All shares are held by the Malone Trust (the “Malone Trust CHUBB Shares”).

(4) Comprised of 11,113 CHUBB shares (the “Other Trust Shares”) held by two trusts (the “Other Trusts”) that are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children and in which Mr. Malone has no pecuniary interest. Mr. Malone retains the right to substitute assets held by the Other Trusts and has disclaimed beneficial ownership of the shares held by the Other Trusts.

(5) Includes the Malone Trust CHUBB Shares and the Other Trust Shares.

(6) Based upon the following number of shares outstanding as of March 2, 2018, based on information provided by the Issuer: (i) 13,599,511 CHUBA shares and (ii) 707,567 CHUBB shares.

(7) Each share of CHUBB is entitled to 10 votes, whereas each share of CHUBA is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 32.9% of the voting power with respect to the general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

COMMERCEHUB, INC.

Item 1. Security and Issuer

John C. Malone is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of CommerceHub, Inc., a Delaware corporation (the “Issuer”), beneficially owned by Mr. Malone:

(a)         Series A common stock, par value $0.01 per share (“CHUBA”); and

(b)         Series B common stock, par value $0.01 per share (“CHUBB”).

The Issuer’s executive offices are located at 201 Fuller Road, 6th Floor, Albany, New York 12203.

Mr. Malone is filing this Statement to report entry by the Malone CHUB 2017 Charitable Remainder Unitrust (with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust) (the “Malone Trust) into a Voting Agreement, dated as of March 5, 2018 (the “Voting Agreement”), with Great Dane Parent, LLC (“Parent”) and, solely with respect to certain provisions of the Voting Agreement, the Issuer, in connection with the Issuer’s entry into an agreement and plan of merger with Parent and its wholly-owned subsidiary.

Mr. Malone acquired beneficial ownership of shares of CHUBA and CHUBB (collectively, the “Company Common Stock”) in connection with a spin-off transaction by Liberty Interactive Corporation (“Liberty”), completed on July 22, 2016 (the “Spin-Off”), and pursuant to which the Issuer became a separate, publicly traded company.  In the Spin-Off, (i) each holder of a whole share of Liberty’s Series A Liberty Ventures common stock received 0.1 of a share of the Issuer’s Series A common stock and 0.2 of a share of the Issuer’s Series C common stock and (ii) each holder of a whole share of Liberty’s Series B Liberty Ventures common stock received 0.1 of a share of the Issuer’s Series B common stock and 0.2 of a share of the Issuer’s Series C common stock. At the time of the Spin-Off, there was no trading market for the Issuer’s common stock. However, as a result of the Spin-Off, the Issuer began listing its Series A common stock on the Nasdaq Global Market under the symbol “CHUBA” and its Series B common stock trades on the OTC Markets under the symbol “CHUBB.”  Mr. Malone holds the Company Common Stock for investment purposes.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the CHUBA shares issuable upon the conversion of the CHUBB shares. At the option of the holder, each CHUBB share is convertible into one CHUBA share; CHUBA shares are not convertible. The holders of CHUBA shares and CHUBB shares generally vote together as a single class with respect to all matters submitted to be voted on by the stockholders of the Issuer. The holders of CHUBB shares are entitled to 10 votes per share, and the holders of CHUBA shares are entitled to one vote per share.

Item 2. Identity and Background

(a) – (f)

The reporting person is John C. Malone, whose business address is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, CO 80112. Mr. Malone is a Director of Liberty Interactive Corporation.

During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Malone is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Malone acquired beneficial ownership of the Company Common Stock reported on this Statement in connection with the Spin-Off. The responses to Item 1 of this Statement are incorporated herein by reference.

Item 4. Purpose of the Transaction

Mr. Malone acquired the shares of Company Common Stock in the Spin-Off and holds such shares for investment purposes.  In addition, the response to Item 6 of this Statement is incorporated herein by reference.

Other than as set forth in this Statement, Mr. Malone does not have any current plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board of directors of the Issuer; (v) any material change in the capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s memorandum of association or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect to (i) acquire additional securities of the Issuer in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) dispose of all or a portion of his holdings of securities of the Issuer. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the securities of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this report, Mr. Malone beneficially owns (without giving effect to the conversion of the CHUBB shares into CHUBA shares) (i) 101,164 CHUBA shares, which represent approximately 0.7% of the CHUBA shares outstanding; and (ii) 670,194 CHUBB shares (including 11,113 CHUBB shares (the “Other Trust Shares”) held by two trusts (the “Other Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 94.7% of the CHUBB shares outstanding. The foregoing percentage interests are based on 13,599,511 CHUBA shares and 707,567 CHUBB shares outstanding as of March 2, 2018, based on information provided by the Issuer.  Each share of CHUBB is entitled to 10 votes, whereas each share of CHUBA is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 32.9% of the voting power with respect to the general election of directors of the Issuer, based on the outstanding shares noted above.

(b) Mr. Malone has the sole power to vote and dispose of, or to direct the voting or disposition of, all of the shares described in paragraph (a) above except for the Other Trust Shares, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Other Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of the Other Trust Shares. However, Mr. Malone may still substitute assets in the Other Trusts and may acquire shares held in the Other Trusts at any time.

(c) Except as provided in this Statement, Mr. Malone has not executed any transactions in respect of the Company Common Stock within the last sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger Agreement

On March 5, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Great Dane Parent, LLC, a Delaware limited liability company (“Parent”), and Great Dane Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”) each share of Company Common Stock will be converted into the right to receive cash in the amount of $22.75. The consummation of the Merger is subject to certain conditions, and the Merger Agreement may be terminated by the parties thereto in certain events. The Issuer and Parent have each made customary representations, warranties and covenants in the Merger Agreement, including covenants relating to the use of their respective reasonable best efforts to obtain governmental and regulatory approvals.

The foregoing description of the various terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed on March 9, 2018.

Voting Agreement

In connection with the Merger Agreement, Parent, the Issuer (for certain limited purposes) and the Malone Trust entered into the Voting Agreement with respect to shares of Company Common Stock held by the Malone Trust.  Pursuant to the Voting Agreement, the Malone Trust agreed, among other things and subject to certain conditions, to, at any meeting of stockholders of the Issuer called to vote upon the approval of the Merger, (i) vote all shares of Company Common Stock beneficially owned by the Malone Trust in favor of the Merger and (ii) vote against certain other matters, so long as such obligations have not terminated in accordance with the terms set forth therein.

From the date of the Voting Agreement until the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement and (c) September 5, 2018, the Malone Trust has agreed to transfer restrictions with respect to its Company Common Stock, including (i) restrictions on selling, transferring or disposing of shares of Company Common Stock and (ii) restrictions on the ability to enter into voting agreements or to grant proxies or powers of attorney with respect to its Company Common Stock, in each case, subject to certain exceptions.

Pursuant to the Voting Agreement, (i) Parent agreed to pay the reasonable out-of-pocket fees and expenses incurred by the Malone Trust in connection with the Voting Agreement in an amount not to exceed $75,000 and (ii) the Issuer agreed to indemnify the Malone Trust and its trustees, beneficiaries, representatives and advisors for certain losses relating to or arising out of the Voting Agreement and the Merger Agreement.

The foregoing description of the various terms of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

10.1

Voting Agreement, dated as of March 5, 2018, by and among Great Dane Parent, LLC, CommerceHub, Inc. and the Malone CHUB 2017 Charitable Remainder Unitrust (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on March 9, 2018 (File No. 001-37840)).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2018	John C. Malone

	By:	/s/ John C. Malone

EXHIBIT INDEX

Exhibit No.	Description

10.1

Voting Agreement, dated as of March 5, 2018, by and among Great Dane Parent, LLC, CommerceHub, Inc. and the Malone CHUB 2017 Charitable Remainder Unitrust (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on March 9, 2018 (File No. 001-37840)).